

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2025

Matthias Aydt
Co-Global Chief Executive Officer
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
18455 S. Figueroa Street
Gardena, CA 90248

> **Re: FARADAY FUTURE INTELLIGENT ELECTRIC INC.**
> **Draft Registration Statement on Form S-1**
> **Submitted on June 13, 2025**
> **CIK 0001805521**

Dear Matthias Aydt:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ali Panjwani